NORTH AMERICAN NICKEL INC.
(formerly Widescope Resources Inc.)

Unaudited interim consolidated financial statements of
North American Nickel Inc. (formerly Widescope Resources Inc.) (the “Corporation”)
for the period ended September 30, 2010.

NATIONAL INSTRUMENT 51-102 NOTICE

Attached are the unaudited interim consolidated financial statements of North American Nickel Inc.
(formerly Widescope Resources Inc.) (the “Corporation”) for the period ended September 30, 2010.
The Corporation’s auditor has not reviewed the attached financial statements.

NORTH AMERICAN NICKEL INC.

“signed”
Douglas E. Ford
Director

November 24, 2010

The accompanying notes are an integral part of these consolidated financial statements.

NORTH AMERICAN NICKEL INC.
(formerly Widescope Resources Inc.)
(An Exploration Stage Company)
INTERIM CONSOLIDATED BALANCE	SHEETS
AS AT SEPTEMBER 30, 2010
(Expressed in Canadian Dollars)
	September 30,	December 31,
	2010	2009

ASSETS
CURRENT
Cash	$ 788,870	$16,515
Marketable securities (Note 3)	-	62,500
GST receivable	14,143	4,197
Prepaid expenses and deposits	823	—

	803,836	83,212
MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS (Note 4)	604,767	101,000

	$1,409,603	$184,212

LIABILITIES
CURRENT
Accounts payable and accrued liabilities (Note 6)	$ 49,636	$185,747
Due to related party	13,030	—

	62,666	185,747

NON-CONTROLLING INTEREST (Note 4)	—	53,249
SHAREHOLDERS’ EQUITY
SHARE CAPITAL — PREFERRED (Note 7)	604,724	604,724
SHARE CAPITAL — COMMON (Note 7)	14,705,609	13,044,609
CONTRIBUTED SURPLUS	200,844	53,344
DEFICIT	(14,164,240)	(13,781,986)
ACCUMULATED OTHER COMPREHENSIVE LOSS	—	24,525

	1,346,937	(54,784)

	$1,409,603	$184,212

Nature and Continuance of Operations (Note 1)
Approved by the Board:
______________________________	______________________________
Rick Mark	Edward D. Ford

The accompanying notes are an integral part of these consolidated financial statements.

	NORTH AMERICAN NICKEL INC.
	(formerly Widescope Resources Inc.)
	(An Exploration Stage Company)
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
	FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2010
	(Unaudited - Prepared by Management)
	(Expressed in Canadian Dollars)
	Three Month Period Ended		Nine Month Period Ended
	September 30,		September 30,
	2010	2009	2010	2009
EXPENSES
General and administrative	$200,626	$7,822	$388,003	$38,048
Mineral property and deferred exploration costs impairment (Note 4)	—	—	91,000	—

Loss before other item	(200,626)	(7,822)	(479,003)	(38,048)
Other item:
Write-off of equipment (Note 5)	—	—	—	(716)

Income (loss) from operations	(200,626)	(7,822)	(479,003)	(38,764)
Non-controlling interest in loss			—	6,697
Sale of investment gain/(loss)	0	2,076	96,749	—

Net loss	(200,626)	(5,746)	(382,254)	(32,067)

Basic and diluted loss per share	$(0.01)	$(0.00)	$(0.03)	$(0.00)

Weighted average shares outstanding	32,746,730	10,883,452	14,788,836	10,883,452

COMPREHENSIVE LOSS
Net Loss	(200,626)	(5,746)	(382,254)	(32,067)
Unrealized gain on marketable securities	—	50,000	—	25,000

COMPREHENSIVE LOSS	(200,626)	44,254	(382,254)	(7,067)

The accompanying notes are an integral part of these consolidated financial statements.

	NORTH AMERICAN NICKEL INC.
	(formerly Widescope Resources Inc.)
	(An Exploration Stage Company)
INTERIM CONSOLIDATED STATEMENTS OF DEFICIT AND ACCUMULATED OTHER COMPREHENSIVE LOSS
	FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2010
	(Unaudited - Prepared by Management)
	(Expressed in Canadian Dollars)
	Three Month Period Ending		Nine Month Period Ending
	September 30,		September 30,
	2010	2009	2010	2009
DEFICIT
Deficit, beginning of period	$(13,963,614)	$(13,690,662)	$(13,781,986)	$(13,664,341)
Net loss	(200,626)	(5,746)	(382,254)	(32,067)

Deficit, end of period	$(14,164,240)	$(13,696,408)	$(14,164,240)	$(13,696,408)

ACCUMULATED OTHER COMPREHENSIVE INCOME
Balance, beginning of period	$—	$—	$24,525	$—
Unrealized gain/(loss) on available for sale marketable securities	—	50,000	(24,525)	25,000

Balance, end of period	$-	$50,000	$-	$25,000

The accompanying notes are an integral part of these consolidated financial statements.

	NORTH AMERICAN NICKEL INC.
	(formerly Widescope Resources Inc.)
	(An Exploration Stage Company)
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2010
	(Unaudited - Prepared by Management)
	(Expressed in Canadian Dollars)
	Three Month Period Ended		Nine Month Period Ended
	September 30,		September 30,
	2010	2009	2010	2009
OPERATING ACTIVITIES
Net loss	$(200,626)	$(5,746)	$(382,254)	$(32,067)
Items not affecting cash
Sale of investment	—	(2,076)	(67,880)	(6,697)
Amortization	—	—	—	58
Stock-based compensation	147,500	—	147,500	—
Write-off of equipment	—	—	—	716
Impairment of mineral properties	—	—	91,000	—

	(53,126)	(7,822)	(211,633)	(37,990)
Changes in non-cash working capital items:
Receivables	(6,663)	(390)	(9,946)	(1,816)
Prepaid expenses	(823)	—	(823)	—
Accounts payable and accrued liabilities	(110,017)	5,920	(4,112)	13,928

Cash used in operations	(170,629)	(2,292)	(226,514)	(25,878)

FINANCING ACTIVITIES
Proceeds on issuance of common shares	39,000	—	1,100,000	—
Due to related parties	13,030	—	13,030	—

	52,030	—	1,113,030	—

INVESTING ACTIVITIES
Expenditures on mineral properties	(45,615)	—	(166,767)	10,000
Proceeds from sale of investment	—	—	52,606	—

Cash from investing activities	(45,615)	—	(114,161)	10,000

INCREASE (DECREASE) IN CASH	(164,214)	(2,292)	772,355	(15,878)
Cash — beginning	953,084	27,075	16,515	40,661

Cash — ending	$788,870	$24,783	$788,870	$24,783

See supplemental cash-flow information — note 11

NORTH AMERICAN NICKEL INC.
FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2010
CONSOLIDATED SCHEDULE OF MINERAL PROPERTY COSTS

	Pinefalls Gold
	Property		Post Creek Property	Woods Creek Property	Halcyon Property	Bell Lake Property	Thompson North		South Bay Property		Cedar Property	Total
Mineral Properties Acquisition
	$						$		$
Balance, December 31, 2009		—	$7,500	$2,500	$—	$—		—		—	$—	$10,000

Acquisition costs — cash		—	12,500	7,500	15,000	25,000		333		333	333	61,000
Acquisition costs — Shares		—	24,000	9,000	18,000	18,000		120,000		120,000	120,000	429,000
	$
Balance, September 30, 2010		—	$44,000	$19,000	$33,000	$43,000		$120,333		$120,333	$120,333	$500,000

Expenditures (recoveries)
							$		$
Balance, December 31, 2009		$91,000	$—	$—	$—	$—		—		—	$—	$91,000
Administration		—	12,140	—	—	—		—		—	—	140
Assay and sampling (recovery)		—	1,198	—	—	—		—		—	—	1,198
Automobile costs		—	6,035	—	—	—		—		185	—	6,220
Consulting services		—	69,329	—	—	—		25		760	—	70,114
Equipment and supplies		—	165	—	—	—		—		—	—	165
Equipment rental		—	11,120	—	—	—		—		—	—	11,120
Shipping and printing costs		—	2,581	—	—	—		—		—	—	2,581
Travel and accomodation		—	1,820	—	—	—		—		—	—	1,820

		—	104,387	—	—	410		25		945	—	93,767
Impairment		(91,000)	—	—	—	—		—		—	—	(91,000)

		(91,000)	104,387	—	—	410		25		945	—	2,767

Balance, September 30, 2010		—	104,387	—	—	410		—		945	—	93,767

Total, Balance September 30,	$
2010		—	$148,387	$19,000	$33,000	$43,410		$120,333		$121,278	$120,333	$605,767

1. Nature and Continuance of Operations

North American Nickel Inc. (formerly Widescope Resources Inc.) (the “Company”) was incorporated on September 23, 1983. The Company changed its name from Widescope Resources Inc. to North American Nickel Inc. effective April 19, 2010 (Note 12). The Company’s principal business activity is the exploration of natural resource properties. During the period, the Company entered into an agreement to option out certain of its mineral claims and allowed certain other mineral claims to lapse (Note 4). The Company is currently seeking opportunities to acquire other mineral properties or enter into additional mineral property option agreements.

Effective April 19, 2010, the Company also consolidated its share capital on a 2:1 basis, whereby each two old shares are equal to one new share and increased its authorized capital from 100,000,000 common shares without par value to an unlimited number of common shares without par value (Note 11). All references to common shares, stock options, warrants and weighted average number of shares outstanding in these consolidated financial statements reflect the share consolidation unless otherwise noted.

The Company’s principal business activity is the exploration and development of mineral properties in Canada, The Company has not yet determined whether these properties contain ore reserves that are economically recoverable.

The recoverability of amounts shown for mineral property costs is dependent upon a number of factors including environmental risk, legal and political risk, the existence of economically recoverable mineral reserves, confirmation of the Company’s interests in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete exploration and development, and to attain sufficient net cash flow from future profitable production or disposition proceeds.

The financial statements have been prepared under the assumption the Company is a going concern. The ability of the Company to continue operations as a going concern is ultimately dependent upon achieving profitable operations. To date, the Company has not generated profitable operations from its resource activities and will need to invest additional funds in carrying out its planned exploration, development and operational activities. As a result, additional losses are anticipated prior to obtaining a level of profitable operations. The Company has working capital of $741,170 at September 30, 2010 (December 31, 2009 year-end $102,535) and has accumulated a deficit of $14,176,240 (December 31, 2009 year-end $13,781,986).

When managing capital, the Company’s objective is to ensure the entity continues as a going concern as well as to maintain optimal returns to shareholders and benefits for other stakeholders. Management adjusts the capital structure as necessary in order to support the acquisition and exploration of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management team to manage its capital.

The properties in which the Company currently has an interest are in the exploration stage. As such, the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

2.	Significant Accounting Policies

Basis of presentation
These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).

2. Significant Accounting Policies – cont’d

Basis of consolidation
These financial statements have been prepared on a consolidated basis and include the accounts of the Company and its 65.42% owned subsidiary, Outback Capital Inc. dba Pinefalls Gold (“PFG”). All intercompany balances and transactions have been eliminated on consolidation. On April 7, 2010, the Company entered into a Stock Purchase Agreement whereby it has agreed to sell its entire interest in Outback to an arms length party for cash consideration equivalent to the calculated book value of the Company’s holding at the date of closing which eliminates the consolidation on the current reporting period.

Estimates, assumptions and measurement uncertainty
The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant. Areas requiring significant use of estimates by management relate to going concern assessments, determining the carrying value of mineral properties, determining the fair values of marketable securities, asset retirement obligations and financial instruments and tax rates used to calculate future income tax balances.

Equipment
Equipment is recorded at cost. Amortization is calculated using the following annual rate, which is estimated to match the useful lives of the asset:

Computer hardware 30% declining balance

Mineral properties and deferred exploration costs
The cost of mineral properties and related exploration costs are deferred until the properties are placed into production, sold, abandoned or until management has determined that an impairment has occurred. Carrying costs will be amortized over the useful life of the properties following the commencement of commercial production, or written off if the properties are sold abandoned, allowed to lapse, or if management has otherwise determined that the carrying value of a property is not recoverable and should be impaired. Properties acquired under option agreements, whereby payments are made at the sole discretion of the Company, are recorded in the accounts at such time as the payments are made. It is reasonably possible that economically recoverable reserves may not be discovered, and accordingly a material portion of the carrying value of mineral properties and related deferred exploration costs could be written off. Although the Company has taken steps to verify title to mineral properties in which it has an interest, according to the common industry standards for the stage of exploration of such properties, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected title defects.

The amounts shown for mineral properties and deferred exploration costs represent costs incurred to date, net of impairments, and do not necessarily represent present or future values which are entirely dependent upon economic production or recovery from disposal.

Asset retirement obligations
The Company follows the provisions of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3110, “Asset Retirement Obligations”, which requires the estimated fair value of any asset retirement obligations to be recognized as a liability in the period in which the related environmental or retirement liability can be reasonably established and measured. The present value of the associated future costs when measureable is recorded as a liability and added to the cost of the related property and amortized over the estimated remaining life. As of September 30, 2010 and 2009 the Company has not incurred and is not aware of any significant asset retirement obligations in respect of its mineral exploration properties.

2. Significant Accounting Policies cont’d

Impairment of long-lived assets
The Company follows the recommendations of the CICA Handbook Section 3063, “Impairment of Long-Lived Assets”. Section 3063 establishes standards for recognizing, measuring and disclosing impairment of long-lived assets held for use. The Company conducts its impairment test on long-lived assets when events or changes in circumstances indicate that the carrying amount may not be recoverable. Impairment is recognized when the carrying amount of an asset to be held and used exceeds the undiscounted future net cash flows expected from its use and disposal. If there is impairment, the impairment amount is measured as the amount by which the carrying amount of the asset exceeds its fair value, calculated using expected discounted cash flows when independent or quoted market prices are not available.

Financial instruments

The Company adopted the CICA Handbook Sections 3855, “Financial Instruments – Recognition and Measurement”; Section 3856, “Hedges”; Section 3862, “Financial Instruments – Disclosures” and Section 3863 “Financial Instruments Presentation”. Section 3855 prescribes when a financial instrument is to be recognized on the balance sheet and at what amount. Under Section 3855, financial instruments must be classified into one of five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities. All financial instruments, including derivatives, are measured at the balance sheet date at fair value except for loans and receivables, held-to-maturity investments, and other financial liabilities which are measured at amortized cost. Section 3862 and Section

3863 replace Section 3861, “Disclosure and Presentation” and revise and enhance disclosure requirements while carrying forward presentation requirements. The Company’s financial instruments consist of cash, receivables, marketable securities, and accounts payable. Cash is measured at face value, representing fair value and classified is held for trading. Receivables are measured at amortized cost and classified as loans and receivables. Marketable securities are classified as available-for-sale and measured at fair value at each reporting period with fair value being determined by quoted market price of the securities. Unrealized gains and losses from available-for-sale instruments are recognized in other comprehensive income (loss) during the period. Accounts payable are measured at amortized cost and classified as other financial liabilities.

Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values unless otherwise noted.

The Company has determined that it does not have derivatives or embedded derivatives.

The Company does not use any hedging instruments.

Comprehensive income (loss)
Effective January 1, 2007, the Company adopted the CICA Handbook Section 1530, “Comprehensive Income”. Comprehensive income (loss) is defined as the change in equity from transactions and other events from non-owner sources. Section 1530 establishes standards for reporting and presenting certain gains and losses not normally included in net income or loss, such as unrealized gains and losses related to available for sale securities and gains and losses resulting from the translation of self-sustaining foreign operations, in a statement of comprehensive income (loss).

For all periods presented through December 31, 2008, the Company has no items required to be reported in comprehensive loss. Commencing in the 2009 calendar year, the Company recognized in comprehensive income for the period, its proportionate share of an unrealized gain on marketable securities.

2. Significant Accounting Policies cont’d

Loss per share
The loss per share figures are calculated using the weighted average number of shares outstanding during the respective fiscal periods on a post-consolidation basis. The calculation of loss per share figures using the treasury stock method considers the potential exercise of outstanding share purchase options and warrants or other contingent issuances to the extent each option, warrant or contingent issuance was dilutive. For all periods presented, diluted loss per share is equal to basic loss per share as the potential effects of options, warrants and conversions are anti-dilutive.

Income taxes
The Company accounts for income taxes using the asset and liability method, whereby future tax assets and liabilities are recognized for the future income tax consequences attributable to differences between the carrying values of the asset and liabilities and their respective income tax bases. Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income taxes and liabilities of a change in rates is included in operations in the period that includes the substantive enactment date. Where the probability of a realization of a future income tax asset is more likely than not, a valuation allowance is recorded.

Stock-based compensation
The Company follows the CICA Handbook Section 3870, “Stock-based Compensation and Other Stock-based Payments,” which recommends the fair value method of valuing all grants of stock options. The estimated fair value of the stock options is recorded as compensation expense over the vesting period or at the date of grant if the options vest immediately, with the offset recorded in contributed surplus. The fair value of options granted is estimated at the date of grant using the Black-Scholes option pricing model incorporating assumptions regarding risk-free interest rates, dividend yield, volatility factor of the expected market price of the Company’s stock, and a weighted average expected life of the options. Any consideration paid on the exercise of stock options is credited to share capital.

Accounting changes
CICA Handbook Section 1506, “Accounting Changes,” establishes criteria for changes in accounting policies, accounting treatment and disclosure regarding changes in accounting policies, estimates and corrections of errors. In particular, this section allows for voluntary changes in accounting policies only when they result in the financial statements providing reliable and more relevant information. This section requires changes in accounting policies to be applied retrospectively unless doing so is impracticable.

Capital disclosure
CICA Handbook Section 1535 “Capital Disclosure”, specifies the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as a capital; (iii) whether the entity has not complied with any capital requirements; and (iv) if it has not complied, the consequences of such noncompliance. The Company has included disclosures recommended by this section in Note 9 to these financial statements.

General standards for financial statement presentation

In June 2007, the CICA modified section 1400 “General Standards of Financial Statement Presentation” in order to require that management make an assessment of the Company’s ability to continue as going concern over a period which is at least, but not limited to, twelve months from the balance sheet date. The Company has included this required disclosure in Note 1 to these financial statements.

2. Significant Accounting Policies cont’d

Credit risk and the fair value of financial assets and financial liabilities
In January 2009, the CICA approved EIC 173, “Credit Risk and the Fair Value of Financial Assets and Liabilities”. This guidance clarified that an entity’s own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities including derivative instruments. The implementation of the recommendations of this section has not had a material impact on the Company’s financial statements.

Mining exploration costs
In March 2009 the CICA approved EIC 174, “Mining Exploration Costs”. The guidance clarified that an enterprise that has initially capitalized exploration costs has an obligation in the current and subsequent accounting periods to test such costs for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. The implementation of the recommendations of this new section has not had a material impact on the Company’s financial statements.

Recent accounting pronouncements

International Financial Reporting Standards (“IFRS”)
In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian generally accepted accounting principles with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own generally accepted accounting principles. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS has not been estimated at this time.

Consolidated Financial Statements and Non-controlling Interests
In January 2009, the CICA issued Section 1601, “Consolidated Financial Statements”, and Section 1602, “Noncontrolling Interests”, which together replace the existing Section 1600, “Consolidated Financial Statements”, and provide the Canadian equivalent to International Accounting Standard 27, “Consolidated and Separate Financial Statements (January 2008)”. The new sections will be applicable to the Company on January 1, 2011. Section 1601 establishes standards for the preparation of consolidated financial statements, and Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. The Company is assessing the impact, if any, of the adoption of these new sections on its consolidated financial statements.

Other accounting pronouncements issued by the CICA with future effective dates are either not applicable or are not expected to be significant to the financial statements of the Company.

3. Marketable Securities

As at March 31, 2010, PFG held 500,000 shares of Cougar Minerals Corp. (“Cougar”), a company listed on the TSX Venture Exchange (Note 4). At initial recognition, each share was recorded at a fair value of $0.05. As at March 31, 2010 the closing price of Cougar’s shares was $0.09 per share with a total fair value of $45,000. The Company classifies the investment as available-for-sale. The Company’s portion of the unrealized gain on the shares of Cougar was recorded in other comprehensive income and the remaining portion is included in the balance of non-controlling interest as at March 31, 2010. On April 7, 2010, the Company agreed to sell its entire interest in Outback resulting no marketable securities to report on a fair value.

4. Mineral Properties –

Mineral properties summary

Title to mining properties involves certain inherent risks due to the difficulties of determining the validity of certain claims, as well as the potential for problems arising from the frequently ambiguous conveyance history characteristic of many mining properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties are in good standing.

During the nine month period ending September 30, 2010 the Company had $93,767 in property expenditures as detailed in the above exploration schedule.

At September 30, 2010, the Company held an interest in the following mineral properties:

Pinefalls Gold Property

In April 2005, the Company entered into a subscription agreement to invest into PFG, a private Alberta exploration company with mining claims comprising the Pinefalls Gold Property, located in the Bissett area of Manitoba. Pursuant to the completion of the subscription agreement and a share exchange agreement, the Company acquired the net assets of PFG including an interest the Pinefalls Gold Property valued at $319,306. The Company holds a 65.42% interest in PFG, effective June 30, 2006.

During the year ended December 31, 2009, certain mineral claims comprising the Pinefalls Gold Property were allowed to lapse, and mineral rights to those claims reverted to the Province of Manitoba.

On April 6, 2009 PFG entered into an Option and Purchase and Sale Agreement (the “Agreement”) with Cougar whereby Cougar was granted an option to purchase the remaining claims comprising the Pinefalls Gold Property for the following consideration:

•	$10,000 in cash (received) and 500,000 common shares (received; fair value of $25,000) upon execution of the Agreement;

- - -	an additional $25,000 before April 30, 2010; an additional $50,000 before April 30, 2011; an additional $70,000 before April 30, 2012.

During the year ended December 31, 2009, the Company incurred $Nil (2008 — $6,490) in deferred exploration costs and recorded $79,000 (2008 — $145,445) in impairment provisions on the Pinefalls Gold Property. The basis of the impairment was to reflect the net estimated recoverable value of the Pinefalls Gold Property, based on anticipated future cash flows.

The Pinefalls Gold Property is subject to a 2% royalty based on the gross cash proceeds received from the sale of minerals, less the cost of smelting, refining, freight, insurance and other related costs, and the cost of marketing and sale of minerals derived. The royalty will be calculated on a cumulative basis and will be payable in cash by the Company within 180 days of each fiscal year end of the Company.

On April 7, 2010, the Company sold its entire interest in Outback for cash consideration equivalent to the calculated book value of the Company’s holding which resulted in the Company reporting a $91,000 impairment of the Pinefalls Gold Property.

4. Mineral Properties cont’d

Post Creek

On December 23, 2009 the Company executed a letter of intent whereby the Company would have an option to acquire the mineral claim known as the Post Creek Property located within the Sudbury Mining District of Ontario. The Company paid a non-refundable deposit of $7,500. On April 5, 2010 the Company entered into an option agreement to acquire rights to Post Creek Property. In order to acquire 100% working interests in the property, subject to certain net smelter return royalties (“NSR”) and advance royalty payments the Company agreed to the following consideration:

				Exploration
Date	Payment	Issuance of shares		Requirements
On or before April 5, 2010	$12,500	400,000	paid & issued
On or before April 5, 2011	$30,000	300,000		$15,000
On or before April 5, 2012	$50,000	300,000		$15,000
On or before April 5, 2013	$50,000	-		$15,000

As of September 30, 2010 the Company has made the following payments on the Post Creek Property:

	Cash		Shares		Total
			Number	Amount
	$
Prior to December 31, 2009		7,500	—	$—	$7,500
During the nine months ended Sept 30, 2010		12,500	400,000	24,000	36,500

	$
Total		20,000	400,000	$24,000	$44,000

Woods Creek

On December 23, 2009 the Company executed a letter of intent whereby the Company would have an option to acquire the mineral claim known as the Woods Creek Property located within the Sudbury Mining District of Ontario. The Company paid a non-refundable deposit of $2,500. On April 5, 2010, the Company entered into an option agreement to acquire rights to Woods Creek Property. In order to acquire 100% working interests in the property, subject to certain net smelter return royalties (“NSR”) and advance royalty payments the Company agreed to the following consideration:

4. Mineral Properties cont’d

Woods Creek cont’d

				Exploration
Date	Payment	Issuance of shares		Requirements
On or before April 5, 2010	$7,500	150,000	paid & issued
On or before April 5, 2011	$15,000	150,000		$24,000
On or before April 5, 2012	$20,000	-		$24,000
On or before April 5, 2013	$45,000	-		$24,000

As of September 30, 2010 the Company has made the following payments on the Woods Creek Property:

	Cash		Shares		Total
			Number of shares	Amount
	$
Prior to December 31, 2009		2,500	—	$—	$2,500
During the six months ended June 30, 2010		7,500	150,000	9,000	16,500

	$
Total		10,000	150,000	$9,000	$19,000

Halcyon Property

On April 5, 2010, the Company entered into an option agreement to acquire rights to Halcyon Property. In order to acquire 100% working interests in the property, subject to certain net smelter return royalties (“NSR”) and advance royalty payments the Company agreed to the following consideration:

				Exploration
Date	Payment	Issuance of shares		Requirements
On or before April 5, 2010	$15,000	300,000	paid & issued
On or before April 5, 2011	$25,000	200,000		$22,000
On or before April 5, 2012	$35,000	200,000		$22,000
On or before April 5, 2013	$35,000	-		$22,000

As of September 30, 2010 the Company has made the following payments on the Halcyon Property:

4. Mineral Properties cont’d

Halcyon Property cont’d

	Cash		Shares		Total
			Number of shares	Amount
	$
Prior to December 31, 2009		—	—	$—	$—
During the nine months ended Sept 30, 2010		15,000	300,000	18,000	33,000

	$
Total		15,000	300,000	$18,000	$33,000

Bell Lake Property

On April 5, 2010, the Company entered into an option agreement to acquire rights to Bell Lake Property. In order to acquire 100% working interests in the property, subject to certain net smelter return royalties (“NSR”) and advance royalty payments the Company agreed to the following consideration:

				Exploration
Date	Payment	Issuance of shares		Requirements
On or before April 5, 2010	$25,000	300,000	paid & issued
On or before April				$
5, 2011	$25,000	300,000			—
On or before April				$
5, 2012	$40,000	400,000			—
On or before April				$
5, 2013	$40,000	—			—
On or before April 5, 2014	$80,000	—

As of September 30, 2010 the Company has made the following payments on the Bell Lake Property:

	Cash		Shares		Total
			Number	Amount
	$
Prior to December 31, 2009		—	—	$—	$—
During the nine months ended Sept 30, 2010		25,000	300,000	18,000	43,000

	$
Total		25,000	300,000	$18,000	$43,000

4. Mineral Properties cont’d

Manitoba nickel properties:

On July 23, 2010 the Company issued 6,000,000 shares at a price of $0.06 per share to a company with common directors in accordance with the Purchase and Sale Agreement entered into on April 5, 2010 to acquire ownership of the South Bay, Thompson North and Cedar Lake properties in Manitoba, subject to a 2% NSR reserved by the vendor, in exchange for a $1,000 cash payment and 6,000,000 post-consolidation common shares valued at $0.06 per share.

Thompson North Property

As of September 30, 2010 the Company has made the following payments on the Thompson North Property:

	Cash		Shares		Total
			Number of shares	Amount
	$
Prior to December 31, 2009		—	—	$—	$—
During the nine months ended September 30, 2010		333	2,000,000	120,000	120,333

	$
Total		333	2,000,000	$120,000	$120,333

South Bay Property

As of September 30, 2010 the Company has made the following payments on the South Bay Property:

	Cash		Shares		Total
			Number of shares	Amount
	$
Prior to December 31, 2009		—	—	$—	$—
During the nine months ended September 30, 2010		333	2,000,000	120,000	120,333

	$
Total		333	2,000,000	$120,000	$120,333

Cedar Property

As of September 30, 2010 the Company has made the following payments on the Cedar Property:

	Cash		Shares		Total
			Number of shares	Amount
	$
Prior to December 31, 2009		—	—	$—	$—
During the nine months ended September 30, 2010		333	2,000,000	120,000	120,333

	$
Total		333	2,000,000	$120,000	$120,333

5.Equipment

	September 30, 2010			December 31, 2009
	Cost	Accumulated amortization	Net book value	Cost	Accumulated amortization	Disposal	Net book value
Computer hardware	$-	$-	$-	$1,579	$(863)	$(716)	$—

6. Related Party Transactions

During the period ended September 30, 2010, a company in which a director has an interest was owed $6,000 (2009: $6,000) for rent and management fees. The unpaid portion of these amounts, plus additional advances and other amounts due to directors, aggregating $148,211 (2009: $119,262) was settled with a cash payment plus the issuance of 2,640,000 shares at a value of $0.05 per share on July 23, 2010.

During the period ended September 30, 2010 the Company was in receipt of $500,000 for a private placement issuing 10,000,000 shares at a price of $0.05 per share. The purchasing company in the private placement shares common directors.

Related party transactions were in the normal course of business and have been recorded at the exchange amount which is the fair value agreed to between the parties. The Company incurred expenditures for various services provided by corporations controlled by directors and officers of the Company during the period ended September 30, 2010 which are as follows:

Period ended September 30, 2010
		Stock-based
	Expenditure	Compensation	Total
Geological consulting — expensed	$1,167	$30,000	$31,167
Geological consulting - capitalized	16,333	—	16,333
Consulting — expensed	20,000	15,000	35,000
Management — expensed	25,000	92,500	117,500

	$62,500	$137,500	$200,000

6. Related Party Transactions cont’d

Period ended September 30, 2009
		Stock-based
	Expenditure	Compensation		Total
		$
Geological consulting — expensed	$—		—	$—
Geological consulting - capitalized	—		—	—
Management — expensed	9,000		—	9,000

	$9,000	$		$9,000

During the period ended the Company had a balance of $32,000 (December 31, 2009 $nil) reported in accounts payable and accrued liabilities. The amount of $32,000 is owing to directors of the Company of which, $25,000 was management fees and $7,000 was for geological consulting fees. The amount is for reimbursable expenses.

Amounts due to related parties of $13,030 is for reimbursable expenses for shared office administration and are unsecured, non-interest bearing and without specific terms of repayment. The vendor owed is related through common directors.

7.	Share Capital –

Effective April 19, 2010 the Company’s shareholders approved a special resolution to reorganize the Company’s capital structure by consolidating in a reverse stock split the existing common             shares on the basis of each two (2) old shares being equal to one (1) new share and concurrently increasing the authorized capital of the Company from 100,000,000 common shares without par value to an unlimited number of common shares without par value. All references to common shares, stock options, warrants and weighted average number of shares outstanding in these financial statements reflect the share consolidation unless otherwise noted. The net effect of the above was to reduce the existing outstanding common shares from 10,883,452 to 5,441,726.

a)	The authorized capital of the Company comprises an unlimited number of common shares without par value and 100,000,000 Series 1 convertible preferred shares without par value. The rights and restrictions of the preferred shares are as follows:

i) dividends shall be paid at the discretion of the directors;

ii)	the holders of the preferred shares are not entitled to vote except at meetings of the holders of the preferred shares, where they are entitled to one vote for each preferred share held;

iii) the shares are convertible at any time; and

iv)	the number of the common shares to be received on conversion of the preferred shares is to be determined by dividing the conversion value of the share, $1 per share, by $0.90.

7.	Share Capital cont’d

b) Common shares issued and outstanding

	Number of		Contributed
	Shares	Amount	Surplus

Balance — December 31, 2009	5,441,730	$13,044,609	$53,344
Shares issued for debt, non-cash	2,640,000	132,000	—
Shares issued for mineral properties — non-cash	7,150,000	429,000
Shares issued for private placements	20,000,000	1,100,000	—
Stock-based compensation	—	—	147,500

Balance — September 30, 2010	35,231,730	$14,705,609	$200,844

c) Preferred shares issued and outstanding

	September 30, 2010			December 31, 2009
	Shares	$		Shares	$
Balance, beginning and end of period	604,724		$604,724	604,724		$604,724

d)	Warrants

A continuity schedule of outstanding common share purchase warrants for the nine months ended September 30, 2010 is as follows:

	September 30, 2010			December 31, 2009
		Weighted Average			Weighted Average
	Number Outstanding	Exercise Price		Number Outstanding	Exercise Price
Outstanding, beginning of		$			$
period	—		—	—		—
Granted	9,850,000		0.10	—		—

		$			$
Outstanding, end of period	9,850,000		0.10	—		—

7.	Share Capital cont’d

d)	Warrants cont’d

At September 30, 2010, the Company had outstanding common share purchase warrants exercisable to acquire common shares of the Company as follows:

Warrants Outstanding	Expiry Date	Exercise Price	Weighted Average remaining contractual life (in years)
9,850,000	Dec-28-2012	0.10	2.25
-

9,850,000			2.25

e) Stock Options

During the period ending September 30, 2010 stock options were granted to directors, consultants and employees. A summary of the status of stock options granted are as follows:

	September 30, 2010			December 31, 2009
		Weighted Average			Weighted Average
	Number Outstanding	Exercise Price		Number Outstanding	Exercise Price
Outstanding, beginning of		$			$
period	—		—	—		—
Granted	2,950,000		0.10	—		—

		$			$
Outstanding, end of period	2,950,000		0.10	—		—

7. Share Capital cont’d

e)	Stock Options cont’d

At September 30, 2010, the Company had stock options outstanding exercisable to acquire common shares of the Company as follows:

Options Outstanding	Options Exercisable	Expiry Date	Exercise Price	Weighted Average remaining contractual life (in years)
2,950,000	2,950,000	August 27, 2015	$0.10	4.91
-	-	July 31, 2011	0.12	0.83
-	-	March 20, 2012	0.12	1.47
-	-	May 14, 2014	0.12	3.62

2,950,000	2,950,000			4.91

8.	Income Taxes

The Company has approximately $3,960,000 in non-capital losses that can be offset against taxable income in future years which began expiring at various dates commencing in 2010, and approximately $8,000 in capital losses which may be available to offset future taxable capital gains which can be carried forward indefinitely. The potential future tax benefit of these losses has not been recorded as a full-future tax asset valuation allowance has been provided due to the uncertainty regarding the realization of these losses.

Date of loss carry forwards expire as of December 31 according to the following schedule:

2010—$37,863.
2014—$23,718.
2015—$54,804.
2026—$28,687.
2027—$45,002.
2028—$50,099.
2029—$3,720,639.

The related potential income tax benefits with respect to these items have not been recorded in the accounts. Application and expiration of these carry forward balances are subject to relevant provisions of the Income Tax Act, Canada.

9.	Capital Management

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition, exploration and development of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The properties in which the Company currently has an interest are in the exploration stage; as such the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and pay for administrative costs, the Company will spend its existing cash and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

There were no changes in the Company’s approach to capital management during the period ended June 30, 2010 and 2009. The Company is not exposed to externally imposed capital requirements.

10.	Risk Factors

The Company is engaged primarily in the mineral exploration field and manages related industry risk issues directly. The Company is potentially at risk for environmental reclamation and fluctuations in commodity based market prices associated with resource property interests. Management is of the opinion that the Company addresses environmental risk and compliance in accordance with industry standards and specific project environmental requirements. There is no certainty that all environmental risks and contingencies have been addressed.

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

Credit risk

The Company’s credit risk is primarily attributable to receivables. The Company has no significant concentration of credit risk arising from operations. Receivables include primarily goods and services tax due from the Federal Government of Canada. Management believes that the credit risk concentration with respect to its receivables is remote.

Liquidity risk

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet third party liabilities when due. The Company has working capital of $741,170 at June 30, 2010 (December 31, 2009 year-end $102,535). All of the Company’s liabilities have contractual maturities of less than 30 days and are subject to normal trade terms. The Company is dependent on management’s ability to raise additional funds so that it can manage its financial obligations.

Market risk

(a) Interest rate risk

The Company has cash balances and no interest-bearing debt therefore, interest rate risk is minimal.

10.	Risk Factors Cont’d

(b) Foreign currency risk

The Company’s functional currency is the Canadian dollar and major purchases are transacted in Canadian dollars: therefore, foreign currency risk is minimal.

11. Supplemental cash flow information

The Company incurred non-cash financing and investing activities during the period ended September 30, 2010 as follows:

	For the nine months ended
	September 30, 2010	September 30, 2009

Shares issued for debt	$132,000	$—
Sale of investment	53,249	—
Shares issued for resource properties	429,000	—